SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 21, 2007
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                     Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Material Change Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 21, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”) 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

September 11, 2007

3.	PRESS RELEASE

The press release was issued on September 11, 2007 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

On September 11, 2007, the Company entered into heads of agreement (the “Loan Agreement”) with Rio Tinto International Holdings Limited (“Rio Tinto”), a wholly-owned subsidiary of Rio Tinto plc, whereby Rio Tinto agreed to provide the Company with access to up to US$350 million in the form of a non-revolving, convertible credit facility (the “Facility”).

In conjunction with the creation of the Facility, Rio Tinto will also subscribe for, and the Company will issue and sell to Rio Tinto, 35,000,000 share purchase warrants (the “Series C Warrants”) for an aggregate subscription price of U.S.$1,000.00. Each Series C Warrant will be exercisable for a period of five years from the date of issuance to purchase one (1) common share of the Company (a “Series C Warrant Share”) at a price equal to U.S.$10.00.

In addition and for the purposes of clarity and conformance with the Loan Agreement, the parties have agreed to amend certain terms of the private placement agreement (the “Private Placement Agreement”) entered into by the parties on October 18, 2006.

Collectively, the Facility, the issuance of the Series C Warrants and the amendments to the Private Placement Agreement are hereinafter referred to as the “Transaction”.

5.	FULL DESCRIPTION OF MATERIAL CHANGE
Loan Agreement
On September 11, 2007, the Company and Rio Tinto entered into the Loan Agreement. The material terms of the Loan Agreement are listed below.

Facility Amount
Subject to the terms of the Loan Agreement, Rio Tinto will make U.S.$350 million available to the Company for drawdown under the Facility. The initial drawdown under the Facility must be for a minimum of U.S.$150 million. Subsequent drawdowns must be for the lesser of U.S.$25 million and the undrawn amount of the Facility.
Funding Date
The Facility will be available for drawdown from October 5, 2007 or such later date as (i) all of the conditions to funding have been satisfied or waived, and (ii) the date the initial drawdown notice has been given, but which date will be no later than November 30, 2007 (the “Funding Date”).
Interest
Amounts borrowed by the Company from Rio Tinto under the Facility will bear interest at a rate per annum (the “Facility Rate”) equal to the three-month London Inter-Bank Offered Rate plus 3.3%. In the absence of a default by the Company, accrued interest will be added to the outstanding principal amount up to an aggregate maximum of U.S.$108 million (the “Maximum Unpaid Interest Amount”). Accrued interest over and above the Maximum Unpaid Interest Amount will be paid by the Company to Rio Tinto.

In the event of a default, Rio Tinto has the option of requiring the Company to pay the accrued interest in cash. If any amount payable is not paid when due (whether at stated maturity, by acceleration or otherwise), interest will accrue on such unpaid amount at a rate per annum equal to the Facility Rate plus 2%.
Repayment
Subject to Rio Tinto’s right to demand earlier repayment, the outstanding principal amount and all accrued and unpaid interest (the “Facility Indebtedness”) will be repayable in full on September 12, 2010 (the “Maturity Date”). Rio Tinto has the right to demand repayment of the Facility Indebtedness earlier than the Maturity Date upon the occurrence of certain specified events, including (a) the completion by Rio Tinto of the Second Tranche Private Placement (as hereinafter defined in the section entitled Business Reasons and Purpose for the Transaction of this Material Change Report) or the exercise by Rio Tinto of any of the Series A Warrants and Series B Warrants acquired under the Private Placement Agreement, or Series C Warrants, (b) a change of control of the Company, (c) subject to certain exceptions, the completion by the Company or any of its subsidiaries of an equity financing to a third party other than Rio Tinto or its affiliates, or (d) the sale by the Company or any of its subsidiaries of assets having an aggregate value in excess of U.S.$50 million.
Prepayment
The Company has no right to prepay the Facility Indebtedness.

Use of Proceeds
The Loan Agreement requires the Company to apply all amounts borrowed by it under the Facility exclusively on expenditures in respect of the Oyu Tolgoi copper and gold project (the “OT Project”) in accordance with plans and budgets to be mutually agreed by the Company and Rio Tinto. No part of the amount borrowed by the Company under the Facility may be spent on any project other than the OT Project, except that up to U.S.$17.5 million of such amount may be spent on other projects of the Company located in Mongolia.
Finance Committee
The Company and Rio Tinto shall establish a Finance Committee which will be responsible for drawdowns on the Facility and determining the Suspension Date (as defined below). The Finance Committee shall consist of one member appointed by the Company and one member appointed by Rio Tinto. All decisions of the Finance Committee will require unanimity.
Operations and Budget Plan and Suspension Plan
Prior to the Funding Date, the Company and Rio Tinto will agree on an operations and budget plan (the “Operations and Budget Plan”) and the Suspension Plan for the OT Project. The Suspension Plan will provide for the orderly cessation of operations and the ongoing care and maintenance of the OT Project in the event that an Approved OT Investment Contract is not achieved by a date to be determined by the Finance Committee (the “Suspension Date”).
Conversion
The portion of the Facility Indebtedness consisting of the aggregate principal amount advanced by Rio Tinto to the Company plus the Maximum Unpaid Interest Amount is convertible at the option of Rio Tinto into fully paid common shares of the Company (the “Facility Conversion Shares”) at a price per Facility Conversion Share of U.S.$10.00 (representing the U.S.$ equivalent of the volume weighted average price of the Company’s common shares on the TSX for the five days immediately preceding September 11, 2007, which is the date of the Loan Agreement).

Provided that the Company is not in default, and unless the Facility Indebtedness has previously been repaid in full, the portion of the Facility Indebtedness consisting of the aggregate principal amount advanced by Rio Tinto to the Company plus the Maximum Unpaid Interest Amount will be automatically converted into Conversion Shares as of the Maturity Date.
Security
As security for the performance by the Company of its obligations under the Loan Agreement, the Company will grant Rio Tinto the following security interests:

(a)	pledges of, and first ranking charges over, the shares of certain of its material subsidiaries through which it beneficially owns, directly or indirectly, any interest in the OT Project or any mineral resource situated in Mongolia other than Ivanhoe Mines Mongolia Inc. LLC and SouthGobi Energy Resources Ltd.;

(b)	a first ranking charge over a 2% net smelter returns royalty that the Company holds in respect of the OT Project; and

(c)	a first ranking general security interest over all assets of the Company.
Seniority
The Facility shall rank in priority to all other current and future indebtedness of the Company, save and except for indebtedness incurred or to be incurred in relation to its asset-backed commercial paper investments.
Strategic Purchaser Covenant
Until five years after the Funding Date of the Facility, the Company will not, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any of its common shares or securities convertible into or exercisable for common shares to a Strategic Purchaser (as defined below) if, following such acquisition, the Strategic Purchaser and all persons with whom the Strategic Purchaser is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under applicable securities laws, to beneficially own, or exercise control or direction over, more than 5% of the then issued and outstanding common shares of the Company (the “Strategic Purchaser Covenant”). A “Strategic Purchaser” is a person who is not an Eligible Institutional Investor (as defined in the Private Placement Agreement) or a retail investor. Upon 60 days notice to Rio Tinto, the Company may terminate the Strategic Purchaser Covenant.
Equity Financing Right of First Offer
For a period of five years, Rio Tinto will have the right, subject to certain exceptions, to be offered the opportunity to purchase any common shares, or securities convertible into or exercisable to acquire common shares (the “Right of First Offer”), of the Company that the Company proposes to issue and sell to third parties.

Upon receiving notice from the Company stipulating the terms of a potential third party financing transaction (a “Financing Notice”), Rio Tinto or, at its direction, another member of the Rio Tinto Group, will have the right pursuant to the Right of First Offer to acquire all or, if the Company has not terminated the Strategic Purchaser Covenant or given notice to Rio Tinto of its intention to terminate the Strategic Purchaser Covenant, part of the common shares or securities convertible into or exercisable to acquire common shares specified in the Financing Notice for the cash consideration stipulated in the Financing Notice. Rio Tinto or, at its direction, another member of the Rio Tinto Group, may exercise the Right of First Offer by providing notice to the Borrower within 30 days of receipt by Rio Tinto of the Financing Notice.

Private Placement of Series C Warrants
In conjunction with the creation of the Facility, Rio Tinto will subscribe for, and the Company will issue and sell to Rio Tinto, 35,000,000 share purchase warrants (the “Series C Warrants”) for an aggregate subscription price of U.S.$1,000.00.

Each Series C Warrant will be exercisable for a period of five years to purchase one (1) common share of the Company (a “Series C Warrant Share”) at a price equal to U.S.$10.00.

At any time and from time to time and subject to customary adjustment for certain actions, only such number of Series C Warrants as is equal to the number of Series C Warrants issued (whether or not outstanding) multiplied by the Funding Proportion may be exercised. The Funding Proportion is equal to the lesser of one and the result obtained by dividing (i) the sum of all drawdowns under the Facility (whether or not outstanding) and all interest on the Facility added to the outstanding principal amount of the Facility (up to, but not exceeding, the Maximum Unpaid Interest Amount) by (ii) US$350 million.

The Company shall apply not less than 90% of the proceeds from the exercise of the Series C Warrants to fund expenditures in respect of the OT Project.
Amendments to Private Placement Agreement
In conjunction with the creation of the Facility, the Company and Rio Tinto will amend certain terms of the Private Placement Agreement, as more particularly described below.
Definition of “Approved OT Investment Contract Date”
Certain key provisions of the Private Placement Agreement governing the respective rights and obligations of the Company and Rio Tinto become operative, or are otherwise linked to this date. The definition is being amended to clarify exactly when this date occurs for the purposes of the Private Placement Agreement.
OT Project Right of First Refusal
Subject to certain exceptions, Rio Tinto has a right of first refusal to acquire any interest in the OT Project that the Company proposes to sell or otherwise dispose of to a third party. This right of first refusal only becomes operative, however, if Rio Tinto completes the Second Tranche Private Placement. The amendment would effectively make the right of first refusal operative immediately provided that Rio Tinto retains its current level of shareholding in the Company.
Technical Committee
As of the closing of the First Tranche Private Placement (as defined in the section entitled Business Reasons and Purpose for the Transaction of this Material Change Report), the Company and Rio Tinto formed a Technical Committee to oversee the development of the OT Project. The Technical Committee consists of two individuals appointed by the Company, two individuals appointed by Rio Tinto and a chairperson. Decisions of the Technical Committee (other than certain specified material decisions) are determined by a majority vote. For a period of five years, The Company has the right to appoint the chairperson. Thereafter, Rio Tinto has the right to appoint the chairperson. During such five year period, all major decisions of the Technical Committee require unanimity.

The amendment would reduce, from five years to three years, the period during which (i) the Company has the right to appoint the chairperson and (ii) major decisions of the Technical Committee require unanimity.
The Company Share Acquisitions and Dispositions
For a period of five years from the closing of the First Tranche Private Placement, Rio Tinto is prohibited, subject to certain exceptions, from:
(a)	engaging in certain specified activities (including making a takeover bid for the Company’s outstanding common shares);

(b)	prior to exercising in full the Series A Warrants and Series B Warrants issued pursuant to the Private Placement Agreement, acquiring more than 6.65% of the issued and outstanding common shares of the Company from time to time; or

(c)	after having exercised in full the Series A Warrants and Series B Warrants, acquiring additional common shares, or securities convertible into or exercisable to acquire common shares, of the Company if, as a result, Rio Tinto would hold more than 40% of the outstanding common shares of the Company.
The amendment would provide that, for the purposes of the restriction in subparagraph (b) only, any Conversion Shares or Series C Warrant Shares would be disregarded in the calculation of the additional 6.65% of the issued and outstanding common shares of the Company that Rio Tinto is entitled to acquire prior to exercising in full the Series A Warrants and Series B Warrants. The amendment would also provide for the 40% threshold in subparagraph (c) above to be increased to 46.65%.

If the Company terminates the Strategic Purchaser Covenant and, as a result of the exercise of the Right of First Offer, Rio Tinto would hold more than 46.65% outstanding common shares of the Company, the 46.65% threshold discussed above would cease and Rio Tinto would be permitted, subject to applicable securities laws, to acquire a greater interest in the Company.

For a period of five years from the closing of the First Tranche Private Placement, Rio Tinto is, subject to certain exceptions, restricted to varying degrees in its ability to dispose of its securities of the Company.

The amendment would exempt Rio Tinto from any such restrictions in circumstances in which Rio Tinto owned, or was deemed by applicable securities law to own, more than 46.65% of the outstanding common shares of the Company in order to permit Rio Tinto to dispose of a sufficient number of such securities in order to fall below the 46.65% threshold provided that Rio Tinto’s shareholding in the Company remained in excess of 45%.

Purpose and Business Reasons for the Transaction

On October 18, 2006, the Company entered into the Private Placement Agreement with Rio Tinto pursuant to which Rio Tinto agreed to subscribe for 37,089,883 common shares of the Company at a price of U.S.$8.18 per share, for an aggregate subscription price of U.S.$303,395,243 (the “First Tranche Private Placement”). The common shares issued pursuant to the First Tranche Private Placement represented, upon issuance, 9.95% of the Company’s issued and outstanding common shares. As part of the First Tranche Private Placement, Rio Tinto also subscribed for 46,026,522 Series A Warrants and 46,026,522 Series B Warrants for an aggregate subscription price of U.S.$1,000.00. Each Series A Warrant is exercisable to purchase one common share of the Company at a price between US$8.38 and US$8.54 for a period ending one year after the Company enters into an Approved OT Investment Contract but no later than October 27, 2010. Each Series B Warrant is exercisable to purchase one common share of the Company at a price between US$8.38 and US$9.02 for a period ending two years after the Company enters into an Approved OT Investment Contract but no later than October 27, 2011. The First Tranche Private Placement was completed on October 27, 2006.

Under the terms of the Private Placement Agreement, Rio Tinto also agreed to subscribe for an additional 46,304,473 common shares of the Company at a price of U.S.$8.38 for an aggregate subscription price of U.S.$388,031,484 (the “Second Tranche Private Placement”). The common shares to be issued pursuant to the Second Tranche Private Placement are intended to represent, upon issuance, an additional 9.95% of the Company’s issued and outstanding common shares.

Rio Tinto’s obligation to complete the Second Tranche Private Placement, however, is subject to the Company or one of its subsidiaries having first entered into a legally binding and unconditional investment agreement with the Government of Mongolia with respect to the OT Project that is mutually acceptable to the Company and Rio Tinto (an “Approved OT Investment Agreement”). Negotiations between the Company and the Government of Mongolia for an Approved OT Investment Agreement have taken place over the course of the last four years. Rio Tinto personnel joined the negotiations shortly after the completion of the Private Placement Agreement in October 2006. In June 2007, the Company announced that a draft agreement had been reached with the Government of Mongolia that was to be presented to the Mongolian Parliament for ratification.

The Company considers an Approved OT Investment Contract to be critical to the successful development and operation of the OT Project over the long term and the Company considers it highly unlikely that Rio Tinto would agree to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract. Due to the costs of preparing to start construction of the first of two planned mines at the OT Project and the protracted legislative process of approving an Approved OT Investment Agreement, the Company has found it necessary to secure interim financing from Rio Tinto. Therefore, as a result of the Transaction, site preparations and final design will be permitted to continue through the coming months and will help to mitigate impacts on the construction schedule until an Approved OT Investment Agreement is finalized. In the event that an Approved OT Investment Contract is not achieved in a timely manner, the Company and Rio Tinto will have agreed prior to the Funding Date on a formalized Suspension Plan to govern the orderly cessation of operations and the ongoing care and maintenance of the OT Project.

Effect of the Transaction on the Company’s Share Capital

Based on the Company’s issued and outstanding share capital as of the date of the Transaction, if Rio Tinto were to complete the Second Tranche Private Placement and exercise all possible conversions under the Facility, the Series A Warrants and Series B Warrants granted under the Private Placement Agreement, and the Series C Warrants, it would hold approximately 256,247,400 common shares of the Company representing 42.2% of the Company’s common shares on a fully diluted basis and 43.1% on an undiluted basis. Additionally, under the terms of the amended Private Placement Agreement, the maximum aggregate interest that Rio Tinto may hold in the Company has been increased from 40% to 46.65%.

Anticipated Effect of the Transaction on the Company’s Business and Affairs

As described above in the section entitled “Purpose and Business Reasons for the Transaction”, the Transaction will permit site preparations and final design to continue in respect of the OT Project through the coming months and will help to mitigate impacts on the construction schedule until an Approved OT Investment Agreement is finalized. In the event that an Approved OT Investment Contract is not achieved in a timely manner, the Company and Rio Tinto will have agreed prior to the Funding Date on a formalized Suspension Plan to govern the orderly cessation of operations and the ongoing care and maintenance of the OT Project.

Description of the Interest of Interested and Related Parties in the Transaction and the Anticipated Effect of the Transaction on the Percentage of Securities Beneficially Owned or Controlled by such Parties

Refer to section above entitled “Effect of the Transaction on the Company’s Share Capital”.

Review and Approval Process of the Company’s Board of Directors

At the Company’s Board of Directors meeting held on August 10, 2007, the Directors were made aware that, by reason of the delays associated with the approval of an Approved OT Investment Agreement, the Company may face certain financial risk going forward and that interim financing should be considered, including seeking such financing from the Company’s strategic partner, Rio Tinto. Further to this meeting, Peter Meredith, Vice Chairman and Director of the Company, was appointed by management to enter into negotiations with Rio Tinto. Throughout the course of these negotiations, Mr. Meredith provided the other members of the Company’s Executive Committee, each of whom is a Director of the Company and includes the Company’s Lead Director, with progress updates and reviewed with them drafts of the Loan Agreement.

On September 7, 2007, the members of the Board of Directors were notified that negotiations had concluded and that the proposed terms of the Transaction had been finalized between the Company’s and Rio Tinto’s negotiating teams. Concurrent with this notification, the Directors were presented with the proposed terms of the Transaction for their review. On September 11, 2007, after considering the terms of the Transaction and determining that it was in the best interests of the Company, the Directors unanimously approved the Transaction.

Prior Valuations Relevant to the Transaction

No prior valuations have been conducted in respect of the Company that relate or are otherwise relevant to the Transaction.

Filing of this Material Change Report

This Material Change Report is being filed less than 21 days before the expected date of closing of the Transaction, which is reasonable under the circumstances in that no meeting of the Company’s shareholders is required in connection with the Transaction and applicable securities laws require the filing a material change report within 10 days of the date on which the material change occurs.

Exemption from Formal Valuation and Minority Approval

The Transaction is exempt from the formal valuation and minority approval requirements under applicable securities law including pursuant to sections 5.5(2) and 5.7(1)2, respectively, of Ontario Securities Commission Rule 61-501, as the fair market value of the aggregate number of common shares of the Company issuable to Rio Tinto pursuant to the Loan Agreement if the Facility is fully drawn down by the Company and assuming the conversion of the Maximum Unpaid Interest (45,800,000 Conversion Shares) and the exercise of the 35,000,000 Series C Warrant Shares is less than 25% of the Company’s total market capitalization.

Security Holder Request

The Company shall send a copy of this Material Change Report to any security holder upon request and without charge.

About the Rio Tinto Group

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly A. Bartlett 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 21st day of September, 2007.